Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

Ferreyros

80 Años

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, Abril 30th, 2003

03022180

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Ref: Important Issues

Dear Sirs:

We hereby inform to you that the board of directors in meeting held today, and according to faculties granted by the Annual Shareholders Meeting held on March 31st, 2003, approved the way of payment of the cash dividends of S/. 2,491,779.80 equal 50% of the free disposition profits.

Total shares:	161'850,384
Dividend per share:	S/. 0.01539557
Period:	2002
Registry date:	May 9th, 2003
Delivery date:	May 28th, 2003

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Faithfully yours,

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

dw 6/4

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe



80 Años

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, April 30th, 2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Financial Statements as of March 31st, 2003, and our mangement report for that period.

Sincerely yours,

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

03 MAY -5 PM 7:21



DECLARACION DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de marzo del 2003. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp M.
Gerente Central de Administración
Y Control de Gestión

Víctor Astete P.
Gerente División de Contraloría



Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL PRIMER TRIMESTRE DEL AÑO 2003

(Lima, Perú, 30 de abril del 2003).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del primer trimestre del 2003. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas del primer trimestre del 2003 ascendieron a S/. 157.8 millones, en comparación con S/.186.2 del mismo período del anterior, una disminución de 15.2%.

El resultado neto al 31-03-03 arrojó una utilidad neta de S/. 6.0 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 4.9 millones, un incremento de 22.8%.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al primer trimestre del 2003 y 2002. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar principalmente las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se muestra en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del primer trimestre del 2003 ascendieron a S/.157.8 millones, en comparación con S/.186.2 millones del primer trimestre del 2002, una disminución de 15%. En conjunto, las ventas de productos principales (máquinas Caterpillar, motores Caterpillar, equipos agrícolas y automotriz) y de alquiler de quipos fueron menores a las del primer trimestre del 2002 en 32.0%. Esta disminución se explica , principalmente, por una venta por S/. 30.0 millones efectuada en el 2002 a un cliente que tiene a su cargo la ejecución de los trabajos de desarrollo del Proyecto Camisea. Esta venta no se repitió en el 2003. Excluida esta transacción, las ventas de productos principales y de alquiler de equipos del primer trimestre del 2003 son 11.7% mayores que las del mismo período del año anterior. Por otra parte, las ventas de repuestos y servicios efectuadas en el primer trimestre del 2003 fueron menores que las realizadas en el mismo período del año anterior en 3.8%. Esta

FERREYROS S.A.A.

disminución fue ocasionada por los atrasos de algunos clientes importantes de la gran minería en el envío de componentes mayores para su reparación en los talleres de la Compañía. Dichos atrasos han empezado a regularizarse a partir de marzo del 2003.

UTILIDAD BRUTA.- La utilidad bruta del primer trimestre del 2003 ascendió a S/. 35.7 millones (22.6% de las ventas netas), en comparación con la obtenida en el mismo período del año anterior que fue de S/. 41.8 millones (22.5% de las ventas netas). En términos absolutos, la utilidad bruta del primer trimestre del 2003 es inferior que la obtenida en el mismo período del año anterior y se explica por la disminución de las ventas. En términos relativos, la utilidad bruta del primer trimestre del 2003 es similar que la obtenida en el mismo período del año anterior (22.6% vs 22.5%). Es importante mencionar que la utilidad bruta del primer trimestre del 2003 ha sido afectada por la devaluación negativa e inflación positiva habidas en dicho periodo. Por efecto de la devaluación negativa, los precios de venta en dólares representaron menores ingresos en soles, mientras que por efecto de la inflación positiva, el costo de venta de la mercadería vendida fue incrementado al efectuar el ajuste de los estados financieros por inflación. El efecto combinado de estos dos factores disminuyó el margen bruto del primer trimestre del 2003 en aproximadamente S/. 1.7 millones (1.1% de las ventas). Este disminución, sin embargo, fue compensada con parte de la utilidad obtenida a través del REI.

OTROS INGRESOS DE OPERACIÓN.- En el primer trimestre del 2003 se registró en este rubro ingresos provenientes de una asociación en participación constituida por la Compañía y un proveedor del exterior. Los ingresos recibidos por la Compañía de la asociación en participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país. En el primer trimestre del 2002, no se registraron ingresos por dicho concepto.

GASTOS DE VENTAS Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el primer trimestre del 2003 a S/.28.0 millones en comparación con S/. 31.8 millones del mismo período del año anterior, una disminución de 11.8%, que se explica por: i) una disminución de los gastos variables como consecuencia de las menores ventas, y ii) por una reducción de los gastos fijos debido, principalmente, a un programa de mejoramiento de los procesos técnicos y administrativos de las principales áreas de la Compañía, que empezó a aplicarse a mediados del año 2002, y que trajo como consecuencia una reducción significativa de gastos de personal y de otros gastos de operación.

INGRESOS FINANCIEROS.- En este rubro se registra principalmente intereses de ventas a plazos e intereses moratorios. Los ingresos financieros del primer trimestre del 2003 ascendieron a S/. 3.1 millones en comparación con S/. 4.3 millones del mismo período del año anterior, una variación negativa de 28.8%, que se explica, principalmente, por la disminución de intereses de ventas a plazo por S/. 0.9 millones, como consecuencia de la disminución de las ventas de productos principales financiadas por la Compañía.

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.

VICTOR ASTETE PALMA

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 8.0 millones en el primer trimestre del 2003 en comparación con S/.12.0 millones del mismo período del año anterior, una disminución de 33.6%, debido a: i) una disminución de los pasivos por S/. 142.4 millones (el pasivo promedio en el primer trimestre del 2003 fue de S/.486.0 millones, en comparación con S/.628.4 millones del mismo período del año anterior), y ii) una disminución de las tasas de interés promedio de las obligaciones de la Compañía, debido a la reducción de las tasas de interés en el mercado financiero internacional.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método de participación patrimonial. Los ingresos del primer trimestre del 2003 ascendieron a S/. 0.8 millones en comparación con S/. 4.9 millones del mismo período del año anterior, una variación negativa de 83.0%. De acuerdo con la proyección de las utilidades de estas compañías para el año 2003, se estima que una parte importante de dicha disminución será recuperada en los próximos meses del año en curso.

OTROS INGRESOS (EGRESOS).- En el primer trimestre del 2003, en este rubro se registró un ingreso neto de S/. 0.1 millones en comparación con un ingreso neto de S/. 1.0 millones del mismo período del año anterior, una diferencia de S/. 0.9 millones. En el primer trimestre del 2003, se registraron en este rubro, principalmente, los siguientes conceptos: i) un egreso de S/.0.2 millones por condonación de deuda a un cliente, ii) un egreso de S/. 0.1 por resoluciones de contratos, iii) un ingreso de S/.0.2 millones por alquiler de locales, y iiii) un ingreso neto de S/. 0.2 por otros conceptos. Por otra parte, en el primer trimestre del año 2002, se registraron en este rubro, básicamente, las siguientes transacciones: i) un ingreso de S/.0.3 millones por indemnización por incumplimiento de contrato pagada por un proveedor de la Compañía. ii) un ingreso de S/. 0.2 millones por alquiler de locales, iii) un ingreso de S/. 0.1 millones por resoluciones de contrato, y iiii) un ingreso neto de S/. 0.3 millones por otros conceptos.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Sin embargo, esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el primer trimestre del 2003, el REI dio una utilidad de S/. 6.3 millones en comparación con el REI del mismo período del año anterior que arrojó una pérdida de S/. 2.4 millones. La utilidad del primer trimestre del 2003 se debe, básicamente, a i) una devaluación negativa de 1.19%, que generó una utilidad

FERREYROS S.A.A.

HUGO SOMMERKAMP MOLINARI

en cambio como consecuencia de la disminución del valor en soles del pasivo neto en moneda extranjera, y ii) a una inflación de 1.1%, que generó una utilidad por REI como producto de la actualización del valor de los activos no monetarios. La pérdida por REI del primer trimestre del año 2002 se explica por una inflación negativa de 0.5%, que ocasionó una disminución del valor de los activos no monetarios. En dicho período no se registro ni utilidad ni pérdida en cambio, debido a que no hubo fluctuación en el tipo de cambio.

GASTOS EXTRAORDINARIOS.- El importe de S/. 2.1 millones registrado en el primer trimestre del 2003 incluye una reserva para desvalorización de existencias, la cual será utilizada para cubrir la pérdida que ocasionará la exportación de equipos recuperados por falta pago cuya venta en el mercado local requeriría de mucho tiempo. Al respecto, es importante mencionar que los precios de los equipos en el mercado internacional son significativamente menores que los que podrían obtenerse en el mercado nacional (entre otras cosas, porque los impuestos y otros gastos de aduana no se consideran como parte de su costo de adquisición). Sin embargo, la pérdida que ocasionará la referida exportación será compensada, en parte, por un ahorro de gastos financieros, ya que los fondos obtenidos en la operación serán utilizados para pagar obligaciones.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del primer trimestre del 2003 y 2002 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del primer trimestre del 2003 ascendió a S/. 6.0 millones en comparación con S/. 4.9 millones del mismo período del año anterior, un incremento de 22.8%, debido a la disminución de gastos de operación y de gastos financieros, y a la mayor utilidad por REI, lo cual permitió compensar la disminución de la utilidad bruta y de los ingresos financieros, así como incrementar la utilidad neta en un importe de S/. 1.1 millones.

ANALISIS DEL BALANCE GENERAL

Al 31-03-03 el total de pasivos ascendió a S/. 479.9 millones en comparación con S/. 492.0 millones al 31-12-02, una disminución de S/. 12.1 millones. Por otra parte, el total de activos al 31-03-03 ascendió a S/. 733.8 millones en comparación con S/. 739.8 al 31-12-02, una disminución neta de S/. 6.0 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) Aumento de Cuentas por Cobrar no Comerciales por S/. 15.3 millones, debido a las siguientes operaciones: i) aumento de 14.0 millones en las cuentas por cobrar a un patrimonio fideicometido por garantías colaterales otorgadas en relación con una operación de titulización de cuentas por cobrar a clientes; y ii) aumento S/. 1.0 millones por préstamo otorgado a una subsidiaria; y iii) aumento de S/. 0.3 millones por otros conceptos.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

b) Disminución de Inventarios por S/. 18.5 millones, que se explica por lo siguiente: i) una reducción significativa de las compras de productos principales (mayoritariamente, se compra mercadería con venta asegurada); ii) disminución de S/. 23.1 millones en el inventario de productos principales y en el inventario de repuestos por ventas efectuadas en el período; iii) disminución de S/. 2.1 millones por aumento de la provisión para desvalorización de existencias; y iiii) aumento de S/. 6.7 millones en el inventario de servicios en proceso.

c) Aumento de Inversiones en Valores por S/. 1.6 millones, debido a lo siguiente: i) aumento de S/.0.8 millones por utilidades de subsidiarias reconocidas en el período por el método de participación patrimonial; ii) aumento de S/.1.2 millones en la inversión en un patrimonio fideicometido.

d) Disminución neta del Activo Fijo por S/. 8.2 millones, como consecuencia de las siguientes operaciones: i) disminución de S/.4.4 millones por transferencia de equipo de alquiler, disponible para la venta, al inventario de equipos usados; ii) disminución de S/.4.8 millones por aumento en la depreciación acumulada; iii) aumento de S/.2.0 por adquisiciones, principalmente, de equipo de alquiler y maquinaría y equipo de taller; y iiii) disminución de S/.1.0 millones por ventas de activos fijos diversos.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-03-03 es de 1.29, mayor que el ratio corriente de 1.28 al 31-12-02.

El ratio de apalancamiento financiero al 31-03-03 es de 1.81, en comparación con 1.92 al 31-12-02 y 2.17 al 30-09-02. La importante mejora de este ratio ha sido posible gracias a las medidas que se implementaron a inicios del año 2002, para disminuir sustancialmente el nivel de los pasivos de la Compañía.

La conformación de las obligaciones de la Compañía al 31 de marzo del 2003 se muestra en el anexo 4.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 1

FERREYROS S.A.A.

Estado de Ganancias y Pérdidas
(En miles de soles constantes)

	Acumulado al 31-3-2003	%	Acumulado al 31-3-2002	%	Variación %
Ventas Netas	157,808	100.0	186,179	100.0	-15.2
Costo de Ventas	(122,135)	-77.4	(144,381)	-77.5	-15.4
Utilidad en ventas	35,674	22.6	41,798	22.5	-14.7
Otros ingresos operacionales	1,895	1.2	0	-	n/a
Utilidad Bruta	37,569	23.8	41,798	22.5	-10.1
Gastos de Venta y Administración	(28,042)	-17.8	(31,791)	-17.1	-11.8
Utilidad en operaciones	**9,527**	6.0	**10,007**	5.4	-4.8
Ingresos Financieros	3,071	1.9	4,311	2.3	-28.8
Gastos Financieros	(7,984)	-5.1	(12,022)	-6.5	-33.6
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	821	0.5	4,829	2.6	-83.0
Otros Ingresos (Egresos), neto	149	0.1	1,004	0.5	n/a
Utilidad antes de Resultado por exposición a la inflación y gastos extraordinarios	**5,584**	3.5	**8,129**	4.4	-31.3
Ganancia (Pérdida) por Exposición a la Inflación	6,268	4.0	(2,384)	-1.3	n/a
Gastos extraordinarios	(2,101)	-1.3	0	-	n/a
Utilidad antes de Participaciones e Impuesto a la Renta	**9,751**	6.2	**5,745**	3.1	69.7
Participaciones	(854)	-0.5	(194)	-0.1	340.2
Utilidad antes de Impuesto a la Renta	8,897	5.6	5,551	3.0	60.3
Impuesto a la Renta	(2,884)	-1.8	(656)	-0.4	339.6
Utilidad neta	**6,013**	3.8	**4,895**	2.6	22.8

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

ANEXO 2

FERREYROS S.A.A.

Datos del Balance General
(En miles de soles constantes)

	31-Mar-03	31-Dic-02	Variación % 31-Mar-03 / 31-Dic-02
Caja y bancos	29,350	27,144	8.1
Cuentas por cobrar comerciales	47,002	46,045	2.1
Cuentas por cobrar no comerciales	66,024	50,757	30.1
Inventarios	214,490	232,950	-7.9
Otros activos corrientes	5,130	3,242	58.2
Activo Corriente	**361,996**	**360,138**	0.5
Cuentas por cobrar comerciales a largo plazo	17,274	18,063	-4.4
Otras cuentas por cobrar a largo plazo			
Inmueble, maquinaria y equipo			
Equipo de alquiler	94,424	96,793	-2.4
Otros activos fijos	246,772	247,761	-0.4
	341,196	344,554	-1.0
Depreciación acumulada	(130,413)	(125,602)	3.8
Inmueble, maquinaria y equipo, neto	210,783	218,952	-3.7
Inversiones	122,304	120,691	1.3
Otros activos no corrientes	21,430	21,978	-2.5
Activo no Corriente	371,791	379,684	-2.1
Total Activo	**733,787**	**739,822**	-0.8
Deuda de corto plazo	245,303	254,972	-3.8
Otros pasivos corrientes	36,372	27,009	34.7
Pasivo corriente	**281,675**	**281,981**	-0.1
Deuda de largo plazo	198,264	210,054	-5.6
Total Pasivo	**479,939**	**492,035**	-2.5
Ganancias diferidas	8,181	5,641	45.0
Patrimonio	**245,667**	**242,146**	1.5
Total Pasivo y Patrimonio	733,787	739,822	-0.8
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	7,861	33,348	
UAIDA	**19,328**	**100,270**	
Ratios Financieros			
Ratio corriente	1.29	1.28	
Apalancamiento Financiero	1.81	1.92	
Valor contable por acción	1.52	1.50	

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

FERREYROS S.A.A

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	Acumulado al 31-3-2003	%	Acumulado al 31-3-2002	%	S/.000	Variación %
Caterpillar:						
Gran minería	8,085	5.1	13,835	7.4	(5,750)	-41.6
Otros	21,839	13.8	35,248	18.9	(13,409)	-38.0
	29,924	19.0	49,083	26.4	(19,158)	-39.0
Equipos	6,264	4.0	8,952	4.8	(2,689)	-30.0
Automotriz	3,543	2.2	3,011	1.6	531	17.6
	39,731	25.2	61,046	32.8	(21,316)	-34.9
Repuestos y servicios	106,268	67.3	110,412	59.3	(4,145)	-3.8
Alquileres	7,354	4.7	5,243	2.8	2,111	40.3
Unidades usadas	4,456	2.8	9,478	5.1	(5,022)	-53.0
Total	**157,808**	100.0	**186,179**	100.0	**(28,371)**	-15.2

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-03-2003
Minería	62.7%
Construccion	6.9%
Hidrocarburos	4.1%
Pesca	3.3%
Agricultura	2.9%
Gobierno	1.1%
Transporte	1.1%
Industria	1.4%
Otros	16.4%
Total	100.0%

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 31 de marzo del 2003
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	2,031	-	459	1,572
Papeles Comerciales	5,877	5,877		
Proveedores:				
Caterpillar	54,679	53,313	821	545
Otros	15,194	13,227	1,186	781
Bonos corporativos	15,000			15,000
Caterpillar Financial Services	45,331	1,026	5,148	39,157
Total	138,112	73,443	7,614	57,055

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2003	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	1	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A.	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1011	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

03 MAY -5 7:21

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

C.P.C. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

FERREYROS S.A.A.
Balance General
Al 31 de Marzo del año 2003 y 31 de Diciembre del año 2002
(En miles de nuevos soles)

Activo	Notas	Al 31 de Marzo 2003	Al 31 de Diciembre 2002
Activo Corriente			
Caja y Bancos	0	29,350	27,144
Valores Negociables (neto de provisión acumulada)	0	0	0
Cuentas por Cobrar Comerciales (neto de provisión acumulada)	0	47,002	46,045
Cuentas por Cobrar a Vinculadas	0	13,696	12,063
Otras Cuentas por Cobrar (neto de provisión acumulada)	0	52,328	38,694
Existencias (neto de provisión acumulada)	0	214,490	232,950
Activos por Instrumentos Financieros Derivados	0	0	0
Gastos Pagados por Anticipado	0	5,130	3,242
Total Activo Corriente		361,996	360,138
Activo No Corriente			
Cuentas por cobrar comerciales a largo plazo	0	17,274	18,063
Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0	0
Otras Cuentas por Cobrar a Largo Plazo	0	0	0
Existencias	0	0	0
Inversiones Permanentes (neto de provisión acumulada)	0	122,304	120,691
Activos por Instrumentos Financieros Derivados	0	0	0
Inversiones en Inmuebles	0	0	0
Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	2	210,783	218,952
Activos Intangibles (neto de amortización y desvalorización acumulada)	0	17,458	18,070
Impuesto a la Renta y Participaciones Diferidos Activo	0	3,972	3,908
Crédito Mercantil	0	0	0
Otros Activos	0	0	0
Total Activo No Corriente		371,791	379,684
TOTAL ACTIVO		733,787	739,822

Pasivo y Patrimonio	Notas	Al 31 de Marzo 2003	Al 31 de Diciembre 2002
Pasivo Corriente			
Sobregiros Bancarios	0	302	654
Préstamos Bancarios	0	23,896	18,529
Cuentas por Pagar Comerciales	0	194,645	197,811
Cuentas por Pagar a Vinculadas	0	0	0
Otras Cuentas por Pagar	0	36,372	27,009
Parte Corriente de las Deudas a Largo Plazo	0	26,460	37,978
Pasivos por Instrumentos Financieros Derivados	0	0	0
Total Pasivo Corriente		281,675	281,981
Pasivo No Corriente			
Deudas a largo plazo	0	198,264	210,054
Cuentas por pagar a vinculadas	0	0	0
Pasivos por Instrumentos Financieros Derivados	0	0	0
Ingresos Diferidos (netos)	0	8,181	5,641
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	0
Total Pasivo No Corriente		206,445	215,695
Total Pasivo		488,120	497,676
Contingencias	3		
Interés minoritario	0	0	0
Patrimonio Neto			
Capital	0	227,980	183,054
Capital adicional	0	0	41,069
Acciones de Inversión	0	0	0
Resultados no realizados	0	0	0
Excedente de Revaluación	0	10,324	11,662
Reservas Legales	0	1,323	251
Otras Reservas	0	0	0
Resultados Acumulados	0	6,040	6,110
Efecto acumulado por reexpresión a moneda extranjera	0	0	0
Total Patrimonio Neto		245,667	242,146
TOTAL PASIVO Y PATRIMONIO NETO		733,787	739,822

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

C.P.C. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Marzo del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2003	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2002	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2003	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2002
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	5	157,534	156,973	157,534	156,973
Otros Ingresos Operacionales	0	1,954	3,467	1,954	3,467
Total de Ingresos Brutos		**159,488**	**160,440**	**159,488**	**160,440**
Costo de Ventas (Operacionales)	5	-121,919	-118,642	-121,919	-118,642
Otros costos operacionales	0	0	0	0	0
Total Costos Operacionales		-121,919	-118,642	-121,919	-118,642
Utilidad Bruta		**37,569**	**41,798**	**37,569**	**41,798**
Gastos Operacionales					
Gastos de Ventas	0	-13,358	-14,332	-13,358	-14,332
Gastos de Administración	0	-14,684	-17,459	-14,684	-17,459
Provisión por perdidas por desvalorización de activos	0	0	0	0	0
Utilidad Operativa		**9,527**	**10,007**	**9,527**	**10,007**
Otros Ingresos (gastos)					
Ingresos Financieros	0	3,071	4,311	3,071	4,311
Gastos Financieros	0	-7,984	-12,022	-7,984	-12,022
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0	821	4,829	821	4,829
Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
Otros Ingresos	0	149	1,004	149	1,004
Otros Gastos	0	0	0	0	0
Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
Resultado por Exposición a la Inflación	0	6,268	-2,384	6,268	-2,384
Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta		**11,852**	**5,745**	**11,852**	**5,745**
Participación de los trabajadores corrientes y diferidos	0	-854	-194	-854	-194
Impuesto a la Renta corriente y diferido	0	-2,884	-656	-2,884	-656
Resultado antes de Gastos Extraordinarios		**8,114**	**4,895**	**8,114**	**4,895**
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	-2,101	0	-2,101	0
Resultado antes de Interes Minoritario		**6,013**	**4,895**	**6,013**	**4,895**
Interés Minoritario	0	0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**6,013**	**4,895**	**6,013**	**4,895**
Dividendos de acciones Preferentes	0	0	0	0	0
Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes		**6,013**	**4,895**	**6,013**	**4,895**
Utilidad (pérdida) básica por acción común	4	0.037000	0.030000	0.037000	0.030000
Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10815

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2003 al 31 de Marzo de 2003	Del 1 de Enero de 2002 al 31 de Marzo de 2002
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales	0	141,227	148,993
Honorarios y comisiones	0	2,256	2,525
Intereses y rendimientos (no incluidos en la actividad de inversión)	0	0	0
Dividendos (no incluidos en la actividad de inversión)	0	0	0
Regalías	0	0	0
Otros cobros de efectivo relativos a la actividad	0	1,681	1,991
Menos pagos (salidas) por:			
Proveedores de bienes y servicios	0	-101,045	-70,875
Remuneraciones y beneficios sociales	0	-18,900	-16,659
Tributos	0	-795	-925
Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
Regalías	0	0	0
Otros Pagos de efectivo relativos a la actividad	0	-1,251	-5,363
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**23,173**	**59,687**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Venta de valores e inversiones permanentes	0	0	0
Prestamos a vinculadas	0	0	0
Venta de inmuebles, maquinaria y equipo	0	44	2,643
Venta de activos intangibles	0	0	0
Intereses y rendimientos	0	0	0
Dividendos	0	0	692
Otros cobros de efectivo relativos a la actividad	0	0	0
Menos pagos (salidas) por:			
Compra de valores e inversiones permanentes	0	0	0
Prestamos otorgados a vinculadas	0	0	0
Compra de inmuebles, maquinaria y equipo	0	-778	-3,510
Compra y desarrollo de activos intangibles	0	0	0
Otros pagos de efectivo relativos a la actividad	0	0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**-734**	**-175**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de sobregiros bancarios	0	0	314
Aumento de prestamos bancarios	0	0	0
Emisión de acciones o nuevos aportes	0	0	0
Venta de acciones en tesorería	0	0	0
Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	23,538	91,920
Otros cobros de efectivo relativos a la actividad	0	0	0
Menos pagos (salidas) por:			
Amortización o pago de sobregiros bancarios	0	-352	0
Amortización o pago de préstamos bancarios	0	0	0
Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-41,478	-137,048
Recompra de acciones propias (acciones en tesorería)	0	0	0
Intereses y rendimientos	0	0	0
Dividendos	0	0	0
Otros pagos de efectivo relativos a la actividad.	0	-8,209	-10,821
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**-26,501**	**-55,635**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**-4,062**	**3,877**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	27,144	20,518
Resultado por Exposición a la Inflación	0	6,268	-2,384
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**29,350**	**22,011**

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE.
Contador General - Mat. 10015

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2003 al 31 de Marzo de 2003	Del 1 de Enero de 2002 al 31 de Marzo de 2002
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio	0	6,013	4,895
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Provisión de cuentas de cobranza dudosa	0	2,817	1,759
Provisión por desvalorización de existencias	0	2,101	524
Provisión por fluctuación del valor de los valores e inversiones	0	132	0
Depreciación del ejercicio	0	7,347	6,787
Provisión por pérdida en el valor de uso de los activos	0	0	0
Amortización y castigo de activos intangibles	0	514	514
Provisión para protección del medio ambiente	0	0	0
Amortización de otros activos	0	0	0
Provisiones diversas	0	0	0
Pérdida en venta de valores e inversiones permanentes	0	0	0
Pérdida en venta de inversiones en inmuebles	0	0	0
Pérdida en venta de inmuebles, maquinaria y equipo	0	0	0
Pérdida en venta de activos intangibles	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Impuesto a la renta y participación de los trabajadores diferidos	0	4,236	850
Efecto acumulado por cambios en las politicas contables	0	0	0
Pérdida por activos monetarios no corrientes	0	0	0
Otros	0	7,984	12,022
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Utilidad en venta de valores e inversiones permanentes	0	0	0
Utilidad en venta de inversiones en inmuebles	0	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	-9	-85
Utilidad en venta de activos intangibles	0	0	0
Resultado por Exposición a la Inflación	0	-6,268	2,384
Impuesto a la renta y participación de los trabajadores diferidos	0	0	0
Ganancia por pasivos monetarios no corrientes	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	-821	-4,118
Efecto acumulado por cambios en las políticas contables	0	0	0
Otros	0	-1,205	-977
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-16,549	-14,620
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	-2,004	-3,520
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
(Aumento) Disminución en Existencias	0	20,916	20,858
(Aumento) Disminución en Gastos Pagados por Anticipado	0	-1,888	-2,240
Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-641	27,270
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	0	498	7,384
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		23,173	59,687

PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores	0	0	0
Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
Compensación de pasivos corrientes	0	0	0
Compensación de pasivos no corrientes	0	0	0
Capitalización de acreencias u obligaciones	0	0	0
Revaluación de activos	0	0	0
Aportes de capital en bienes	0	0	0

FERREYROS S.A.A.
VICTOR ASTETE PALMA

FERREYROS S.A.A.
C.C. BERNARDO CHAUCA

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Marzo del año 2003 y 2002
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
Saldos al 1ero. de enero de 2002	178,229	45,894	0	0	11,660	251	0	-4,611	0	231,423
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	0	0	0
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. *Revaluación de activos*	0	0	0	0	-1,123	0	0	0	0	-1,123
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	4,825	-4,825	0	0	0	0	0	0	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	4,895	0	4,895
13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0	0
Saldos al 31 de Marzo de 2002	**183,054**	**41,069**	**0**	**0**	**10,537**	**251**	**0**	**284**	**0**	**235,195**
Saldos al 1ero. de enero de 2003	183,054	41,069	0	0	11,662	251	0	6,110	0	**242,146**
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	-2,492	0	-2,492
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	44,926	-41,069	0	0	-1,338	0	0	-2,519	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. *Utilidad (Pérdida) Neta del Ejercicio*	0	0	0	0	0	0	0	6,013	0	6,013
13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	1,072	0	-1,072	0	0
Saldos al 31 de Marzo de 2003	**227,980**	**0**	**0**	**0**	**10,324**	**1,323**	**0**	**6,040**	**0**	**245,667**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2003
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	161850384
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	57533
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	12909
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	485
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	7255
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	130412
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	1988
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS
POR EL PERIODO TERMINADO EL 31 DE MARZO DEL 2003

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2002.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre.

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Indices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el período terminado al 31 de marzo del 2003, ha sido 1.1%.

2) INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente acumulada depreciación, es el siguiente:

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VICTOR ASTETE PALMA
Gerente División Contraloría

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CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

	Saldos Iniciales	Adiciones al costo y/o Aplicadas a resultados	Ventas	Transfe-rencias	Saldos Finales
	(miles de nuevos soles)				
Costo:					
Terrenos	48,372	7	-7		48,372
Edificios y otras construcciones	68,939	94	-28		69,005
Instalaciones	9,141				9,141
Maquinaria y equipo	92,161	383	-816	-922	90,806
Maquinaria y equipo-flota de alquiler	88,374	1,040	-	-3,407	86,007
Unidades de transporte	5,025	92	-98	-67	4,952
Unidades de transporte-flota de alquiler	8,418				8,418
Muebles y enseres	21,825	372			22,197
Trabajos en curso	2,298				2,298
	344,553	1,988	-949	-4,396	41,196
Depreciación Acumulada:					
Edificios y otras construcciones	15,721	517			16,238
Instalaciones	5,359	208			5,567
Maquinaria y equipo	52,024	3,809	-557	-398	54,878
Maquinaria y equipo-flota de alquiler	28,736	2,171	-	-1,424	29,483
Unidades de transporte	4,439	129	-97	-59	4,412
Unidades de transporte-flota de alquiler	2,342	84			2,426
Muebles y enseres	16,980	429			17,409
	125,601	7,347	-654	-1,881	130,413
Costo neto	218,952				210,783

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

3) CONTINGENCIAS Y COMPROMISOS

Al 31 de marzo del 2003, la compañía tiene las siguientes contingencias tributarias:

a) En el mes de noviembre del 2001, la Compañía presentó un recurso de reclamación al Tribunal Fiscal en relación a una Resolución de Sunat por la cual fija en casi un millón de soles más la suma de la deuda tributaria que fuera materia de acogimiento oportuno en el Régimen Especial de Fraccionamiento Tributario. En el mes de febrero del 2003, el Tribunal Fiscal ha resuelto declarar nula e insubsistente la Resolución antes indicada, en el extremo que reliquida la deuda materia de acogimiento a la Ley 27334, ordenando a la Administración Tributaria emitir un nuevo pronunciamiento.

b) Como resultado de la revisión efectuada por la Sunat del ejercicio 2000:

   - En el mes de febrero del 2003, la Compañía recibió una Resolución de Multa por S/. 1.7 millones por supuesto tributo omitido en el pago de regularización del impuesto a la renta del ejercicio 2000. La Compañía ha presentado contra dicha Resolución un recurso de reclamación, el mismo que se encuentra pendiente de ser resuelto a la fecha.
   - En el mes de abril del 2003, la Compañía ha recibido acotaciones tributarias por Impuesto a la Renta e Impuesto General a las Ventas por S/.2.0 millones y S/.1.0 millones, respectivamente, y sobre las cuales la Compañía presentará, en los próximos días, un recurso de reclamación ante la entidad correspondiente.

Por otra parte, al 31-03-03, la Compañía mantiene en proceso de reclamación un juicio por concepto de indemnización por responsabilidad extracontractual iniciado por terceros por US$ 1.6 millones.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, estima que el juicio y acotaciones tributarias mencionadas líneas arriba son improcedentes y que el resultado final será favorable a la Compañía.

Adicionalmente, la Compañía tiene los siguientes compromisos:

a) Avales por US $ 1.4 millones y US $ 3.3 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.
b) Fianzas bancarias a favor de entidades financieras por US $ 3.4 millones que garantizan transacciones diversas.

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10017

4) UTILIDAD (PERDIDA) POR ACCION

La utilidad por acción básica por cada acción común ha sido determinada de la siguiente manera:

		Trimestres terminados el:	
		31-03-03	31-03-02
Utilidad neta	S/.	6,013,000	4,895,000
Promedio ponderado de acciones comunes en circulación		161,850,384	161,850,384
Utilidad básica por acción	S/.	0.037	0.030

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir condiciones que lo justifiquen, no se ha determinando la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes.

5) VENTAS NETAS Y UTILIDAD EN VENTAS

Comprende lo siguiente:

	Trimestres terminados el:	
	31-03-03	31-03-02
Ventas netas:		
- Terceros	156,760	153,884
- Subsidiarias y afiliadas	774	3,089
	157,534	156,973

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	Trimestres terminados el:	
	31-03-03	31-03-02
Utilidad en ventas		
- Terceros	35,572	38,125
- Subsidiarias y afiliadas	43	206
	35,615	38,331

6) TRANSACCIONES CON EMPRESAS VINCULADAS

Las principales transacciones con subsidiarias y afiliadas se resumen como sigue:

	Trimestres terminados el:	
	31-03-03	31-03-02
	(en miles de nuevos soles)	
Ventas de bienes:		
Orvisa S.A.	124	891
Unimaq S.A	96	654
Matreq Ferreyros S.A.	-	918
Ventas de servicios:		
Motorindustria S.A.	201	220
Orvisa S.A.	57	89
Compras de bienes:		
Unimaq S.A.	213	834
Fiansa S.A.	156	92
Orvisa S.A.	84	52
Compras de servicios:		
Motorindustria S.A.	3937	3099
Depósitos Efe S.A.	148	183
Unimaq S.A.	138	89

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10016

FERREYROS S.A.A.

INFORMACION FINANCIERA NO AUDITADA

INDICADORES FINANCIEROS

(A valores ajustados)

	Al 31 de marzo del 2003	Al 31 de diciembre del 2002
1. LIQUIDEZ		
1.1 Liquidez general	1.29	1.28
1.2 Prueba àcida	0.51	0.44
2. GESTION		
2.1 Costo de ventas a ventas	0.77	0.74
2.2 Gasto financiero a ventas	0.05	0.07
3. SOLVENCIA		
3.1 Endeudamiento patrimonial	1.95	2.03
3.2 Endeudam.activo fijo a largo plazo	0.94	0.96
4. RENTABILIDAD		
4.1 Rentabilidad neta del patrimonio	2.51%	4.63%
4.2 Rentabilidad por acciòn	3.38%	5.96%
4.3 Rentabilidad de ventas netas	3.82%	1.82%
5. VALOR CONTABLE	S/. 1.38	S/. 1.36

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría
Representante legal

ferreyros s.a.a.

CPC. BERNARDO CHAUCA
Contador General - Mat 99...
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